Eli Lilly and Company (LLY)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278.

LLY Shareholder since 2017

Please vote for Management Proposals 4 and 5:

4 - Proposal to Amend the Company's Articles of Incorporation to Eliminate the Classified Board Structure

5 - Proposal to Amend the Company's Articles of Incorporation to Eliminate [80%] Supermajority Voting Provisions

Management failed to mention that rule 14a-8 shareholder proposals were submitted for the same topics as these 2 management proposals. LLY has given shareholders the leadership role in improving the governance of LLY.

The shareholder proposals were necessary because management failed to obtain an 80% vote from all the shares outstanding for its own proposals on these same topics.. The shareholder proposals are superseded by the management proposal 4 and 5 on the same topics.

Management does not seem to have much enthusiasm for its own proposals so it makes it necessary for me, a small shareholder, to urge a yes-vote for the management proposals. It is especially important to get a high shareholder voting turnout for these proposals because the 2 management proposals each need an 80% support from all shares outstanding. If a shareholder sits out this election it is the same as a vote against vote these 2 management proposals.

And failure to get an 80%-vote for these proposals has a cascading bad outcome. It prevents us shareholders from voting on each director each year. This could have a further cascading bad outcome because if the chair of the LLY management pay committee (currently Mr. Ralph Alvarez) is lavish with CEO pay, it could take shareholders 3-years to have an opportunity to vote against that lavish director. Meanwhile LLY CEO David Ricks scored a $23 million paycheck in 2020 pay – up 11%.

If LLY management only invested $1 for every $1000 it paid Mr. Ricks, LLY might be able to dramatically increase voter turnout and put these 2 management proposals over the 80% support needed.

Urging shareholders to vote for these proposal should be the job of Mr. Michael Eskew, the chair of the LLY Governance Committee. Instead this job seems to default to me, a shareholder.

Mr. Eskew would seem to have enough time to work on getting more shareholders to cast ballots since Mr. Eskew does not seem to have had a day job since 2007. Shareholders can check the “Against All” box regarding the election of the measly 5 directors standing for election to send a message that they want management to work hard on obtaining the needed 80% support for management proposals 4 and 5.

Perhaps LLY management can learn from the management of another company which likewise needed to obtain a high percentage vote from all shares outstanding. This other company said:

 • We intend to undertake an aggressive outreach program to all elements of our shareholder base to encourage them to vote for management’s supermajority vote proposal.

• This will be done through direct solicitation of institutional and hedge fund investors as well as a campaign to maximize favorable voting by retail holders to the greatest extent feasible through frequent reminder mailings with proxy cards and a telephone calling campaign.

• We also will be engaging with proxy advisors and expect that they will recommend for management’s proposal.

 Please vote for Management Proposals 4 and 5 which would remove the existing 80% supermajority vote requirements and allow annual election of each director.

 Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.